

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2014

Via E-mail
Yale Farar
President
Rokwader, Inc.
23945 Calabasas Road, Suite 115
Calabasas, CA 91302

> **Re: Rokwader, Inc.**
> **Form 10-12G**
> **Filed January 14, 2014**
> **File No. 000-51867**

Dear Mr. Farar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. Please confirm your understanding.

Emerging Growth Company, page iii

2. We note from your disclosure on page iii that you are electing to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. However, we note your disclosure in the penultimate paragraph on page 12 states that you are choosing to "opt out" of the extended transition period to comply with new or revised accounting standards applicable to public companies and will revise accounting standards as required when they are adopted. As

these statements are contradictory, please revise your disclosures in the filing to correct the inconsistency.

Item 1. Business, page 1

General

3. Please revise to include a section on your employees and specifically the number of total employees and the number of full-time employees. Refer to Item 101(h)(4)(xii) of Regulation S-K.

Corporate Overview, page 1

4. Please revise this section to include a clear discussion of your ownership rights with respect to your music catalog. For example, please include at the beginning of the section a clear explanation of the differences between the publisher's share and the writer's share, and which shares you own for the songs that make up your catalog. Please clarify any references to "the balance of the percentage" of your songs with more specific quantification. Please also include a clear discussion of the types of revenues you currently generate and the types of additional revenues you intend to generate in the future. To the extent you are a party to any agreements through which royalties are generated, please disclose the material terms of such agreements and file them as exhibits to the registration statement, if required.

5. We note your statement in the first paragraph of this section that your current catalog consists of 106 original songs. Please reconcile this with your statement at the end of the second paragraph that your catalog consists of 156 songs.

6. Please revise to disclose here that your auditor has expressed a substantial doubt as to your ability to continue as a going concern.

7. Please disclose your revenue and net losses for the most recently completed fiscal year and interim period.

Business Strategy, page 2

8. You state that you are in the "music publishing business." Please revise to include a description of what you mean by this statement.

9. We note your discussion on page 1 of the minimal royalties you have begun to receive from the Gary Harju music catalog. Please expand upon this here by detailing how you expect to generate revenues from royalties, and file any related material agreements as exhibits.

10. We note your disclosure in the second paragraph concerning artists that you "currently promote." Please revise to provide a brief list identifying these artists.

Management Experience, page 2

11. Please tell us, with a view towards revised disclosure, why the extensive discussion of Mr. Dorff's career as a composer and producer demonstrates the experience of management relevant to your company. Please discuss, for example, whether you expect Mr. Dorff to compose songs that will generate revenues for the company.

12. Please revise to remove marketing language such as "greatest artists of our time."

13. Please balance this section by disclosing the experience of other members of your management team, besides Steve Dorff.

Industry Overview, page 3

14. Please disclose the basis for your statement that music catalogs provide "lucrative business opportunities that can be exploited year after year, and are not at the mercy of changing technologies," and explain why these catalogs have not been affected by digital piracy to the same extent as other facets of the music industry.

Item 1A. Risk Factors, page 4

15. We note your disclosure on page 15 that you currently have no audit, compensation, or nominating committees, and that you have no independent directors. Please revise this section to disclose these facts in an appropriate risk factor.

There will be additional dilution as additional shares are issued, page 5

16. We note that you have issued a number of notes which are convertible into common stock and you have a number of outstanding stock options. Please revise this risk factor to discuss and quantify the potential dilution associated with your outstanding convertible notes and options.

Our limited assets and lack of revenues raise substantial doubt, page 6

17. Please revise the disclosure here to reflect your revenue, losses, working capital and cash available as of a more recent date.

We will require substantial investment to develop and promote any music recordings, page 6

18. Please explain why you consider your company to be "in effect a new company," considering you closed the Latigo acquisition in 2007.

There is intense competition in Latigo's industry, page 7

19. Please reconcile the statement that you expect "competition to increase in the future due to evolving media technologies" with the statement on page 3 that the catalog business is "not at the mercy of changing technologies."

Offers or availability for sale of a substantial number of shares, page 9

20. We note your statement that an "overhang" may develop if your stockholders sell "substantial amounts of [y]our common stock in the public market, including shares issued in [y]our private placements upon the effectiveness of the registration statement [you] expect to file . . ." Please revise to disclose any plans you have for filing registration statements.

Item 2. Financial Information, page 10

Results of Operations, page 10

21. We note that the company has generated limited revenues to date. We also note the statement in this section that your principal objective for the next 12 months will be to achieve long-term growth through Latigo. Please revise to disclose what plans you have for achieving this long-term growth. In doing so, please provide as much detail about your plans as necessary for an investor to understand how you expect your business and results of operations to change in the coming periods.

22. We note your disclosure in the fifth paragraph that the purchase price of the catalog is "only required to be paid if and when the 50% interest produces cash through royalties or sales." Please revise to clarify whether a certain level of cash production is required to trigger this event, and quantify the amount of royalties or sales currently produced by the catalog.

Results of Operation for the nine months ended September 30, 2013 and 2012, page 11

23. We note your disclosure that the reduction in net loss for the nine months ended September 30, 2013, was "principally due to the reduced legal and accounting fees associated with the requirements of reporting as a public company which the Company no longer had to pay." Considering that these losses were still substantial, please explain what the anticipated effect of becoming a public company again will have on your results of operations.

Equity and Capital Resources, page 11

24. Please revise to discuss any incremental debt incurred subsequent to the fiscal year-ended December 31, 2012 through the date of the filing, including the additional $50,000 debt

incurred on October 28, 2013, and the impact on the company's liquidity and capital resources.

25. Please revise to disclose how much additional funding of corporate expenses Mr. Farar would entertain and under what terms he would do so. Please also disclose whether Mr. Farar is contractually obligated to provide the company with any such funding.

26. Please disclose when you anticipate the company will run out of funds if it does not receive additional financing.

Item 3. Properties, page 13

27. We note your disclosure on page 10 concerning your "fully equipped recording studio." Please revise to describe what the property listed here is used for, and if appropriate, disclose the details of your recording studio, as it appears you utilize two properties.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 13

28. Please revise to provide the required information as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

29. To the extent not already included in the table, please revise to include all shares of common stock that the persons or entities listed have the right to acquire beneficial ownership of within the next 60 days. We note, in particular, the outstanding convertible notes and stock options held by various beneficial owners listed in the table. Refer to Item 403 of Regulation S-K.

Item 5. Directors and Executive Officers, page 14

30. Please revise to list your executive officers and provide a brief summary of each officer's business experience during the past five years. If Mr. Farar is your only executive officer, please revise to clarify. Refer to Item 401 of Regulation S-K.

31. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each should serve as a director. Refer to Item 401(e) of Regulation S-K.

32. It appears that the fifth paragraph on page 14 repeats information from the fourth paragraph. Please revise to avoid unnecessary repetition.

Item 6. Executive Compensation, page 15

33. Please revise to include your executive compensation disclosure for the recently completed fiscal year 2013. Please also revise the columns in the table to ensure consistency with Item 402(n) of Regulation S-K.

34. Please revise to disclose the executive compensation for your principal executive officer and two most highly paid executive officers, or confirm that Yale Farar is your sole executive officer and that you have no other officers. We note the disclosure on page 16 that you anticipate "paying salaries to each of [y]our officers" as your business grows. Please also revise to disclose whether, and if so, how, Mr. Farar splits his time between Brooktide and your company.

35. We note your disclosure on page 16 that in 2012 you granted 250,000 stock options to Brooktide, LLC. Please explain why this is not disclosed in your summary compensation table and why you have not included an outstanding equity awards at fiscal year end table.

Director's compensation, page 16

36. Please include a director compensation table for the 2013 fiscal year. We note, in particular, that you issued shares to two of your directors during the year. Refer to Item 402(r) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

37. Please explain what you mean in the third paragraph of this section that the Note "may be paid at any time with premium or penalty," and revise to disclose the terms of this note.

38. Please include related party transaction disclosure regarding the company's acquisition of the remaining 50% interest in the Andrew Dorff Catalog from Dillonpark, or explain why you are not required to do so.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via-Email
        William B. Barnett, Esq.
        Barnett & Linn